UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Emageon Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

29076V109
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29076V109

1	NAME OF REPORTING PERSON HEALTH SYSTEMS SOLUTIONS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEVADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,612,716 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,612,716 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8% (2)
14	TYPE OF REPORTING PERSON CO

(1)
Represents the aggregate number of shares of common stock, par value $0.001 per share (the “Common Stock”), of Emageon Inc., a Delaware corporation (the “Issuer”), which the Reporting Persons (as defined in Item 2) are advised are beneficially owned by Charles A. Jett, Keith Stahlhut, John W. Wilhoite, Arthur P. Beattie, Roddy J. H. Clark, Fred C. Goad, Bradley S. Karro, Mylle H. Mangum, Augustus K. Oliver, John W. Thompson, Benner Ulrich, Hugh H. Williamson, III and Oliver Press Partners, LLC (the “Stockholders”), each of whom entered into a Voting Agreement, dated as of October 13, 2008 (each, a “Voting Agreement”), with Health Systems Solutions, Inc., a Nevada corporation (“HSS”), and HSS Acquisition Corp., a Delaware corporation and wholly owned subsidiary of HSS (“Merger Sub”), obligating the holder to vote such shares, among other things, in favor of the proposed acquisition of the Issuer by HSS pursuant to the Merger Agreement (as defined in Item 3) and related matters, and with respect to which such persons granted certain representatives of HSS a proxy (each, a “Proxy” and collectively, the “Proxies”) granting such HSS representatives the right to vote on each such person’s behalf in favor of such matters.  For more information regarding the Issuer and securities holdings of the persons named above, please see Schedule B attached hereto.  HSS expressly disclaims beneficial ownership of all of the shares of Common Stock subject to the Voting Agreements and the Proxies.

(2)	Based on 21,433,893 shares of Common Stock outstanding as of October 13, 2008, based on information provided by the Issuer.

CUSIP NO. 29076V109

1	NAME OF REPORTING PERSON HSS ACQUISITION CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,612,716 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,612,716 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8% (2)
14	TYPE OF REPORTING PERSON CO

(1)
Represents the aggregate number of shares of Common Stock which the Reporting Persons are advised are beneficially owned by the Stockholders, each of whom entered into a Voting Agreement obligating the holder to vote such shares, among other things, in favor of the proposed acquisition of the Issuer by HSS pursuant to the Merger Agreement and related matters, and with respect to which such persons granted certain representatives of HSS a Proxy granting such HSS representatives the right to vote on each such person’s behalf in favor of such matters.  For more information regarding the Issuer and securities holdings of the persons named above, please see Schedule B attached hereto.  Merger Sub expressly disclaims beneficial ownership of any of the shares of Common Stock subject to the Voting Agreements and the Proxies.

(2)	Based on 21,433,893 shares of Common Stock outstanding as of October 13, 2008, based on information provided by the Issuer.

CUSIP NO. 29076V109

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.                    Security and Issuer.

This statement relates to shares (the “Shares”) of common stock, par value $0.001 per share (the “Common Stock”), of Emageon Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1200 Corporate Drive, Suite 200, Birmingham, Alabama 35242.

Item 2.                    Identity and Background.

(a)           This statement is filed by Health Systems Solutions, Inc., a Nevada corporation (“HSS”) and HSS Acquisition Corp., a Delaware corporation and wholly owned subsidiary of HSS (“Merger Sub”).  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”.  The names of the directors and executive officers of the Reporting Persons are set forth on Schedule A hereto.

The Reporting Persons have entered into a Joint Filing Agreement, dated October 23, 2008, a copy of which is attached as Exhibit 99.1 hereto and incorporated herein by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

(b)           The principal business address of each of the Reporting Persons is c/o Health Systems Solutions, Inc., 405 N. Reo Street, Suite 300, Tampa, Florida 33609.  The principal business addresses of the directors and executive officers of the Reporting Persons are set forth on Schedule A hereto.

(c)           The principal business of HSS is providing technology solutions, software and consulting services to the health care industry.  Merger Sub was formed for the sole purpose of merging with and into the Issuer.  The principal office of each the Reporting Persons is located at 405 N. Reo Street, Suite 300, Tampa, Florida 33609.  The principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Persons are set forth on Schedule A hereto.

(d)           Neither the Reporting Persons nor, to their knowledge, any person named on Schedule A attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Neither the Reporting Persons nor, to their knowledge, any person named on Schedule A attached hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 29076V109

(f)            To the Reporting Persons’ knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

Item 3.                    Source and Amount of Funds or Other Consideration.

On October 13, 2008, HSS entered into that certain Agreement and Plan of Merger by and among HSS, Merger Sub and the Issuer, attached hereto as Exhibit 99.2 (the “Merger Agreement”).  Pursuant to the Merger Agreement, HSS will acquire all of the capital stock of the Issuer for approximately $62 million, subject to the approval of the Issuer’s stockholders, as well as certain other closing conditions set forth in the Merger Agreement.  The Merger Agreement provides that Merger Sub will be merged with and into the Issuer, as a result of which the Issuer will become a wholly owned subsidiary of HSS (the “Merger”).

As an inducement for HSS to enter into the Merger Agreement and in consideration thereof, the directors and executive officers, and a significant stockholder, of the Issuer identified on Schedule B attached hereto (the “Stockholders”), each entered into separate Voting Agreements with HSS and Merger Sub, dated as of October 13, 2008, a form of which is attached hereto as Exhibit 99.3, and which are more fully described in Item 4 hereof, whereby, subject to the terms of each such Voting Agreement, the Stockholders agreed, among other things, that in any circumstance in which the vote, consent or approval of stockholders of the Issuer is sought with respect to the Merger Agreement or certain alternative business combination transactions (each a “Takeover Proposal”), each Stockholder will vote in favor of (or cause to be voted in favor of), in person or by proxy, deliver (or cause to be delivered) a written consent or otherwise approve (i) the adoption of the Merger Agreement and any related proposal in furtherance thereof, as reasonably requested by HSS; (ii) against any action, proposal or agreement that is in opposition to, or to the Stockholder’s knowledge (based upon the advice of counsel) is competitive or materially inconsistent with, the Merger or to the Stockholder’s knowledge (based upon the advice of counsel) would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement, or of the Stockholder contained in the Voting Agreement; and (iii) against any Takeover Proposal and against any other action, agreement or transaction that the Stockholder knows would impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the Merger or the other transactions contemplated by the Merger Agreement or the Voting Agreement or the performance by the Company of its obligations under the Merger Agreement or by the Stockholder of its obligations under the Voting Agreement.  Additionally, each of the Stockholders granted certain representatives of HSS a proxy, irrevocable until the termination of the Voting Agreement, granting such HSS representatives the right to vote the Stockholder’s shares of common stock in favor of such matters (each, a “Proxy”).  HSS did not pay any consideration to the Stockholders in exchange for the Voting Agreements.

The foregoing descriptions of the Merger Agreement and Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are attached as Exhibit 99.2 and Exhibit 99.3 hereto, respectively, and are incorporated by reference herein where references and descriptions to such documents appear.

CUSIP NO. 29076V109

Item 4.                    Purpose of Transaction.

As described in Item 3 above, this Schedule 13D relates to the proposed acquisition of all of the capital stock of the Issuer by HSS pursuant to the terms of the Merger Agreement.  To induce HSS to enter into the Merger Agreement, each of the Stockholders entered into a Voting Agreement.  The purpose of the Voting Agreements is to facilitate the consummation of the Merger.

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger (the “Effective Time”) and as a result of the Merger, each outstanding share of Common Stock, other than shares owned by HSS, Merger Sub or the Issuer (or its subsidiaries), will be cancelled and converted into the right to receive $2.85 in cash.  As of the Effective Time, each outstanding option to purchase shares of Common Stock will become vested in full, cancelled and converted into the right to receive cash in an amount equal to the product of (i) the excess (if any) of $2.85 over the exercise price per share of the Common Stock for such option and (ii) the number of shares of Common Stock then subject to such option.  In addition, each share of Common Stock subject to a restricted stock agreement will become vested in full and free of all restrictions as of the Effective Time, and will be cancelled and converted into the right to receive $2.85 in cash.  Also, each outstanding restricted stock unit award with respect to shares of Common Stock (an “RSU”) will be cancelled, and the holder of the RSU will be entitled to receive an amount in cash equal to (i) $2.85 multiplied by the maximum number of shares subject to such RSU as of the Effective Time plus (ii) any dividend equivalents accrued with respect to the RSU prior to the Effective Time but not yet distributed as of the Effective Time (other than any such dividend equivalents that are held in the form of RSUs as of the Effective Time).

By executing the Voting Agreements, the Stockholders (i) agreed to vote all of the shares of Common Stock currently beneficially owned by them and of which the Stockholders acquire beneficial ownership prior to the expiration of the Voting Agreements, including by means of exercise of stock options, as described in Item 3 above, and (ii) granted Proxies, irrevocable until the termination of the Voting Agreements, to certain representatives of HSS granting such HSS representatives the right to vote such shares as specified in the Voting Agreements.

The Stockholders entered into the Voting Agreements only in their capacities as stockholders of the Issuer and may vote such shares on all matters submitted to the Issuer’s stockholders for their approval other than those matters specified in the Voting Agreements.  The Voting Agreements will terminate upon the earlier of (i) the closing of the Merger Agreement; (ii) the termination of the Merger Agreement in accordance with its terms; (iii) six months after the date of their execution; or (iv) at the Stockholder’s option, upon written notice by the Stockholder to HSS from and after any material amendment, waiver or modification to the terms of the Merger Agreement or any amendment, waiver or modification to the terms of the Merger Agreement that changes the form of or decreases the amount of payment from what is set forth in the Merger Agreement.

CUSIP NO. 29076V109

If the Merger is consummated as planned, the directors and officers of the Issuer may change.  The Merger Agreement provides that the directors and officers of Merger Sub as of the Effective Time will, from and after the Effective Time, be the directors and officers, respectively, of the surviving corporation.  It is anticipated that the Reporting Persons will retain the services of certain of the existing officers of the Issuer.

Additionally, the Issuer’s certificate of incorporation and bylaws would change upon the consummation of the Merger.  At the Effective Time, the certificate of incorporation of the Issuer as in effect immediately prior to the Effective Time will be amended and restated in accordance with the terms of Section 2.6 of the Merger Agreement and, as so amended, will be the certificate of incorporation of the surviving corporation.  At the Effective Time, the bylaws of the Issuer as in effect immediately prior to the Effective Time will be amended and restated to read in their entirety as the bylaws of Merger Sub (except that the name will change to the name of the surviving corporation) and, as so amended, will be the bylaws of the surviving corporation.

Following the consummation of the Merger, the Common Stock would cease to be quoted on the NASDAQ Global Market and would become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Item 5.                    Interest in Securities of the Issuer.

(a)           As a result of the Voting Agreements, the Reporting Persons may be deemed to be the beneficial owners of 4,612,716 shares of Common Stock.  This number of shares represents approximately 20.8% of the issued and outstanding shares of Common Stock based on 21,433,893 shares outstanding as of October 13, 2008, based on information provided by the Issuer.  The Reporting Persons disclaim any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by the Reporting Persons as to the beneficial ownership of such shares.  To the Reporting Persons’ knowledge, no shares of Common Stock are beneficially owned by any of the persons identified in Schedule A attached hereto.

(b)           The Reporting Persons may be deemed to have shared voting power of the 4,612,716 shares of Common Stock held by the Stockholders pursuant to Reporting Persons’ rights under the Voting Agreements to direct the voting of such shares with respect to the matters specified in the Voting Agreements (and to vote such shares in accordance with the Proxies granted thereunder).  However, the Reporting Persons do not control the voting of such shares with respect to other matters, and do not possess any other rights as stockholders of the Issuer with respect to such shares.  Information required by Item 2 (a)-(c) with respect to each Stockholder is set forth on Schedule B attached hereto.  To the Reporting Persons’ knowledge, none of the persons identified on Schedule B, during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the Reporting Persons’ knowledge, each of the individuals identified on Schedule B is a citizen of the United States.

CUSIP NO. 29076V109

(c)           To the Reporting Persons’ knowledge, no transactions in the Common Stock have been effected during the past sixty days by any person named pursuant to Item 5(a).

(d)           To the Reporting Persons’ knowledge, no person other than the Stockholders identified on Schedule B attached hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares described in Item 5(a).

(e)           Not applicable.

Item 6.                    Contracts, Arrangements, Understandings or Relationships With Respect toSecurities of the Issuer.

The terms of the Voting Agreements are described under Item 3 and Item 4 above.  The Voting Agreements also apply to any shares of Common Stock acquired by the Stockholders after the date of the Voting Agreements, including by means of the exercise of stock options or the vesting of restricted stock units.  The number of shares that the Reporting Persons’ may be deemed to beneficially own as of the date of filing of this Schedule 13D, as reported herein, does not include the shares issuable upon the exercise of stock options or the vesting of restricted stock units held by the parties to the Voting Agreements that are not exercisable or will not vest, as applicable, within 60 days of October 13, 2008, and the Reporting Persons disclaim beneficial ownership of all such shares.

Item 7.                    Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated October 23, 2008, by and between Health Systems Solutions, Inc. and HSS Acquisition Corp.
99.2	Agreement and Plan of Merger, dated as of October 13, 2008, by and among Health Systems Solutions, Inc., HSS Acquisition Corp. and Emageon Inc.
99.3	Form of Voting Agreement, dated October 13, 2008.

CUSIP NO. 29076V109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2008	HEALTH SYSTEMS SOLUTIONS, INC.

	By:	/s/ Michael G. Levine
	Name:	Michael G. Levine
	Title:	Chief Financial Officer

HSS ACQUISITION CORP.

	By:	/s/ Michael G. Levine
	Name:	Michael G. Levine
	Title:	Chief Executive Officer

CUSIP NO. 29076V109

SCHEDULE A

Directors and Executive Officers of the Reporting Persons

Health Systems Solutions, Inc.

The following tables set forth the name and present principal occupation or employment of each director and executive officer of Health Systems Solutions, Inc.  The business address of each such person is c/o Health Systems Solutions, Inc., 405 N. Reo Street, Suite 300, Tampa, Florida 33609.

Directors

Name	Principal Occupation
Stan Vashovsky	Chairman of the Board of Directors and Chief Executive Officer of Health Systems Solutions, Inc.
Steven Katz	President of Steven Katz & Associates, Inc.
Jack Price	President and Chief Executive Officer of NovaRay Inc.
Dr. Kathryn Bowles, PhD., RN, FAAN	Associate Professor and Director of the Health Informatics Minor at the University of Pennsylvania School of Nursing and the New Courtland Center for Transitions and Health
Dr. Michael Breiner	Founder of Southwest Virginia Center for Cosmetic, Plastic, and Reconstructive Surgery

Executive Officers

Name	Title
Stan Vashovsky	Chairman of the Board of Directors and Chief Executive Officer
Michael G. Levine	Chief Financial Officer and Executive Vice President

HSS Acquisition Corp.

The following table sets forth the name and present principal occupation or employment of the sole director and executive officer of HSS Acquisition Corp.  The business address of such person is c/o Health Systems Solutions, Inc., 405 N. Reo Street, Suite 300, Tampa, Florida 33609.

Name and Title	Principal Occupation
Michael G. Levine Chairman of the Board, Chief Executive Officer, President, Treasurer and Secretary	Chief Financial Officer and Executive Vice President of Health Systems Solutions, Inc.

CUSIP NO. 29076V109

SCHEDULE B

Parties to Voting Agreements with Health Systems Solutions, Inc.

Directors and Officers of Emageon

The following table sets forth the name and principal occupation or employment, if applicable, of each Stockholder (other than Oliver Press Partners, LLC) that has entered into a Voting Agreement with Health Systems Solutions, Inc. in connection with the Merger Agreement.  The business address of each such person is c/o Emageon Inc., 1200 Corporate Drive, Suite 200, Birmingham, Alabama 35242.

Directors

Name	Principal Occupation
Hugh H. Williamson, III	Chairman of the Board and Chief Executive Officer of XeDAR Corporation
Arthur P. Beattie	Executive Vice President, Chief Financial Officer, and Treasurer of the Alabama Power Company
Roddy J. H. Clark	Managing Partner of Redmont Venture Partners, Inc.
Fred C. Goad	Partner in Voyent Partners LLC
Bradley S. Karro	Executive Vice President of CVS Caremark Corporation
Mylle H. Mangum	Chairman and Chief Executive Officer of IBT Enterprises LLC
Augustus K. Oliver	Managing Member of Oliver Press Partners, LLC
John W. Thompson	President of Thompson Investment Management LLC
Benner Ulrich	Director of Research at Oliver Press Partners, LLC

Executive Officers

Name	Title
Charles A. Jett	President and Chief Executive Officer
Keith Stahlhut	Interim Chief Operating Officer and Senior Vice President of Sales
John W. Wilhoite	Chief Financial Officer, Secretary and Treasurer

Oliver Press Partners, LLC

Oliver Press Partners, LLC is a Delaware limited liability company.  The principal business address of Oliver Press Partners, LLC is 152 West 57th Street, 46th Floor, New York, New York 10019.  The principal business of Oliver Press Partners, LLC is being an investment advisory firm.  The following table sets forth the name, business address and present principal occupation or employment of each managing member of Oliver Press Partners, LLC.  The business address of each such person is c/o Oliver Press Partners, LLC, 152 West 57th Street, 46th Floor, New York, New York 10019.

Name	Principal Occupation
Augustus K. Oliver	Managing Member of Oliver Press Partners, LLC
Clifford Press	Managing Member of Oliver Press Partners, LLC

CUSIP NO. 29076V109

Beneficial Ownership of Each Stockholder

The following table sets forth the aggregate number of shares of Common Stock held as of October 13, 2008 by each Stockholder.*

Name	Shares of Common Stock	Options to purchase common stock exercisable within 60 days of October 13, 2008	Shares of Restricted Stock	Restricted Stock Units vesting within 60 days of October 13, 2008	Total beneficial ownership
Oliver Press Partners, LLC	3,569,360	-	-	-	3,569,360
Hugh H. Williamson, III	11,560	17,000	-	-	28,560
Arthur P. Beattie	2,000	19,909	-	-	21,909
Roddy J. H. Clark	2,000	17,000	-	-	19,000
Fred C. Goad	2,000	19,909	-	-	21,909
Bradley S. Karro	-	-	-	-	-
Mylle H. Mangum	2,000	19,909	-	-	21,909
Augustus K. Oliver (1)	-	-	-	-	-
John W. Thompson	175,779	17,000	-	-	192,779
Benner Ulrich	-	-	-	-	-
Charles A. Jett	64,620	588,005	-	11,801	664,426
Keith Stahlhut	6,818	37,639	-	1,323	45,780
John W. Wilhoite	-	25,761	-	1,323	27,084
TOTAL	3,836,137	762,132		14,447	4,612,716

(1)
Mr. Oliver, a Managing Member of Oliver Press Partners, LLC, may be deemed to beneficially own the 3,569,360 shares of Common Stock beneficially owned by Oliver Press Partners, LLC.  Mr. Oliver expressly disclaims beneficial ownership of such shares.

*
As noted in Item 6 above, the Voting Agreements also apply to any shares of Common Stock with respect to which the Stockholders acquire beneficial ownership after the date of the Voting Agreements, including by means of the exercise of stock options and the vesting of restricted stock units.